Exhibit (d)(2)
Phoenix Holdings Management LLC
c/o Insight Equity Management Company LLC
1400 Civic Place, Suite 250
Southlake, Texas 76092
July 28, 2008
Insight Equity Acquisition Resources LLC
c/o Insight Equity Management Company LLC
1400 Civic Place, Suite 250
Southlake, Texas 76092
Attention: Mr. Conner Searcy
Mr. Brad Larson
1442 E. Northridge Street
Mesa, Arizona 85207
Mr. Ken Nelson
1255 E. Nance Street
Mesa, Arizona 85203
Gentlemen:
This Letter Agreement is intended to memorialize certain agreements and understandings we have reached with respect to the transactions contemplated by that certain Agreement and Plan of Merger, dated as of July 28, 2008, by and among Phoenix Parent Corp., Phoenix Merger Sub, Inc. and Meadow Valley Corporation (the “Merger Agreement”). Capitalized terms used but not defined herein shall have the meanings given in the Merger Agreement:
     (a) At the Closing and effective as of the Effective Time, each of Mr. Larson and Mr. Nelson shall contribute to Phoenix Holdings Management LLC, to be renamed Meadow Valley Holdings LLC (the “Company”), all of the Shares owned by him immediately prior to the Effective Time, whether acquired through the exercise of Options or otherwise, and shall receive in exchange therefor Class A Preferred Units of the Company. The number of Shares obtained through the exercise of Options will equal the number of Shares under option to Mr. Larson and Mr. Nelson reduced by (i) any Shares used to pay the exercise price in a cashless exercise of Options and (ii) the number of Shares used to pay federal income tax with respect to the exercise of Options. The percentage of the Class A Preferred Units outstanding as of the Effective Time to be issued to each of Mr. Larson and Mr. Nelson as of the Effective Time shall be determined by dividing the value of the net Shares contributed by each of Mr. Larson and Mr. Nelson by the total equity commitment required to be contributed to the Company at Closing.
     (b) The parties hereto agree to keep the terms and conditions of this Letter Agreement confidential and not to disclose to any other party the terms, conditions or existence hereof.

Insight Equity Acquisition Resources LLC
Mr. Brad Larson
Mr. Ken Nelson
Page
     (c) The terms and conditions of this Letter Agreement are intended solely for the benefit of each party hereto and it is not the intention of the parties to confer third-party beneficiary rights on any other party.
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Insight Equity Acquisition Resources LLC
Mr. Brad Larson
Mr. Ken Nelson
Page
Very truly yours,
PHOENIX HOLDINGS MANAGEMENT LLC

By:	/s/ Ted. W. Beneski

Name:	Ted W. Beneski

Title:	Chairman of the Board

By:	/s/ Victor L. Vescovo

Name:	Victor L. Vescovo

Title:	Managing Director

Accepted and agreed to as of
the date first written above:
INSIGHT EQUITY ACQUISITION RESOURCES LLC

By:	/s/ Ted. W. Beneski

Name:	Ted W. Beneski

Title:	Chairman of the Board

By:	/s/ Victor L. Vescovo

Name:	Victor L. Vescovo

Title:	Managing Director

/s/ Brad Larson

BRAD LARSON

/s/ Ken Nelson

KEN NELSON

Insight Equity Acquisition Resources LLC
Mr. Brad Larson
Mr. Ken Nelson
Page

The spouse of each Executive has executed this Letter Agreement below to (a) indicate her understanding of and agreement to be bound by all of the terms of this Letter Agreement and (b) bind to this Letter Agreement her interest whether community property or otherwise if any in the Units of such Executive whether acquired as of the Effective Date or at any time thereafter.
/s/ Beverly B. Larson

BEVERLY B. LARSON

/s/ Jana R. Nelson

JANA R. NELSON